Filed by Sempra Energy

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sempra Energy

Commission File No.: 1-14201

NEWS RELEASE

Media Contact:	Linda Pazin
Sempra Energy
(877) 340-8875 media@sempra.com

Financial Contact:	Lindsay Gartner
Sempra Energy
(877) 736-7727 investor@sempra.com

SEMPRA ENERGY ANNOUNCES INTEGRATED

TRANSACTIONS TO FORM NEW

INFRASTRUCTURE PLATFORM

•	Announces Intent to Launch Stock-for-Stock Exchange Offer for Publicly Traded IEnova Stock

•	Intends to Unify Sempra LNG and IEnova Ownership under Newly Formed Sempra Infrastructure Partners

•	Initiates Process to Sell Non-Controlling Interest in Sempra Infrastructure Partners to Fund Growth

•	Expects Integrated Transactions to be Accretive to Sempra Energy’s Earnings per Share

SAN DIEGO, Dec. 2, 2020 – Sempra Energy (NYSE: SRE) (Company) today announced a series of integrated transactions intended to simplify its energy infrastructure investments under one platform – creating scale, unlocking portfolio

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synergies and better positioning the business for growth. To accomplish this, the Company announced its intention to launch a stock-for-stock exchange offer for the publicly traded shares of IEnova (Infraestructura Energética Nova, S.A.B de C.V.), with the Sempra Energy exchange shares to be listed on the Mexican stock exchange (Bolsa Mexicana de Valores, S.A.B de C.V.) (BMV). In addition, the Company announced plans for the formation of a new business platform, Sempra Infrastructure Partners, combining the strengths of Sempra LNG, a leading developer of liquefied natural gas (LNG) export infrastructure, and IEnova, one of the largest private energy companies in Mexico and a leading developer and operator of pipeline, storage and renewables infrastructure. Lastly, the Company intends to sell a non-controlling interest in Sempra Infrastructure Partners in order to fund growth and highlight the underlying value of the platform. Subject to obtaining all required regulatory approvals and the satisfaction of other customary conditions, the Company expects to complete these transactions in the first quarter of 2021.

“We are excited about today’s announcement. In large measure, it is because we believe Sempra Infrastructure Partners is well positioned to be a leader in the global energy transition,” said Jeffrey W. Martin, chairman and CEO of Sempra Energy. “By focusing on the critical need for new energy infrastructure right here in North America, both Sempra LNG and IEnova have created a significant pipeline of development projects that are expected to provide differentiated growth for decades to come. More importantly, this will provide an improved platform for innovation and potential new investments in renewables, hydrogen, energy storage and carbon sequestration.”

“We are especially excited to be listing Sempra Energy shares on the BMV,” added Martin. “Many of Mexico’s most successful companies are listed there, and our plans to list our shares locally is a positive affirmation of our commitment to Mexico and desire to continue investing in the country and improving economic prosperity. As part of Sempra Energy’s family of companies, IEnova has delivered critical energy infrastructure to the country of Mexico for over two decades, supporting economic growth and the health and wellbeing of millions. With the proposed transactions announced today, we are proud to reaffirm our belief in Mexico’s bright future and look

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forward to helping both Mexico and the U.S. unlock greater opportunities for continued economic collaboration, expansion and prosperity.”

Sempra Energy to Launch Stock-for-Stock Exchange Offer for IEnova Stock

The Company today announced its intent to launch an exchange offer to acquire all the outstanding shares of IEnova not owned by Sempra Energy at an exchange ratio of 0.0313 shares of Sempra Energy common stock for each ordinary share of IEnova stock. As part of the exchange offer, the Company intends to list its exchange shares on the BMV.

On Dec. 1, 2020, the Company presented a non-binding offer to IEnova consisting of a fixed exchange ratio implying a price of 82 Mexican pesos per IEnova ordinary share, representing premiums of 11.6% and 22.6% over IEnova’s 30-day and 90-day volume-weighted average stock prices, respectively. It also represents a 51.4% premium over IEnova’s 52-week low(1) stock price. To facilitate the exchange, Sempra Energy has filed a preliminary prospectus and exchange offer documents with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (CNBV) and the BMV, and intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (SEC). The Company is targeting to complete the exchange offer by the end of the first quarter 2021, subject to authorization from the SEC, CNBV and BMV.

Sempra Energy to Form Sempra Infrastructure Partners

This new business platform is intended to simplify and add scale to the Company’s North American infrastructure business. Sempra Infrastructure Partners will focus on the development and construction of North American LNG export infrastructure, natural gas infrastructure and renewable energy generation, with a view towards strengthening energy infrastructure investments in North America, supporting economic growth in the U.S. and Mexico, and facilitating the global energy transition. Sempra Infrastructure Partners will include, among other assets:

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•	The LNG portfolio consisting of approximately 45 million tonnes per annum (Mtpa) of LNG export capacity in development, construction or operation on the North American Pacific and Gulf Coasts;

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The natural gas infrastructure portfolio consisting of distribution companies and certain cross-border and in-country pipelines, including those that export U.S. natural gas to Mexico and supply the Energía Costa Azul LNG facility; and

•	The renewable portfolio consisting of roughly 4 gigawatts (GW) of renewable energy generation in development, construction or operation in Mexico and related electric transmission infrastructure.

Sempra Energy to Fund Growth Through Sale of Non-Controlling Interest in Sempra Infrastructure Partners

The Company has initiated a process to sell a non-controlling interest in Sempra Infrastructure Partners to fund growth and highlight the value of the overall portfolio. The Company is targeting an investment grade rating from the credit rating agencies for the new entity. Closing of the sale of a non-controlling interest in Sempra Infrastructure Partners is expected by the end of the first quarter 2021.

Sempra Energy to Host Webcast and Conference Call on Dec. 4, 2020

As a follow-on to today’s announcement, the Company will host a conference call on Dec. 4, 2020 at 12 p.m. ET with senior management of the Company. Investors, media, analysts and the public may listen to a live webcast of the conference call on the Company’s website, sempra.com, by clicking on the appropriate audio link.

About Sempra Energy

Sempra Energy’s mission is to be North America’s premier energy infrastructure company. With more than $60 billion in total assets at the end of 2019, the San Diego-based company is the utility holding company with the largest U.S. customer base. The Sempra Energy companies’ more than 18,000 employees deliver energy with purpose to over 35 million consumers. The company is focused on the most attractive markets in

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North America, including California, Texas, Mexico and the LNG export market. Sempra Energy has been consistently recognized for its leadership in sustainability, and diversity and inclusion, and is a member of the S&P 500 Utilities Index and the Dow Jones Utility Index. The company was also named one of the “World’s Most Admired Companies” for 2020 by Fortune Magazine.

About IEnova

IEnova develops, builds and operates energy infrastructure in Mexico. As of the end of 2019, the company has 1,300 employees and approximately US$9.6 billion in total assets, making it one of the largest private energy companies in the country. IEnova was the first energy infrastructure company to be listed on the Mexican Stock Exchange.

(1)	Price information as of the market close on Nov. 27, 2020.

Additional Information and Where to Find It

The proposed stock-for-stock exchange offer will be submitted to IEnova’s shareholders for their consideration. In connection with the proposed exchange offer, Sempra Energy will file a registration statement with the SEC, which will include a prospectus relating to the offer and sale of the Sempra Energy common stock to be issued in the exchange offer, and has filed on a confidential basis a prospectus and registration statement offering memorandum with the CNBV. Shareholders are urged to read the registration statements carefully and in their entirety, along with any other relevant documents or materials filed or to be filed with the SEC or the CNBV in connection with the proposed exchange offer or incorporated by reference in the registration statements, because they will contain important information about the proposed exchange offer and the parties thereto. The registration statements and other documents will be available free of charge at the SEC’s internet website, www.sec.gov, and on the CNBV’s website at www.gob.mx/cnbv. The registration statements and other pertinent documents may also be obtained free of charge by directing a written request to Sempra Energy, Attn: Corporate Secretary, at 488 8th Avenue, San Diego, California 92101.

Neither this announcement nor the information contained herein shall constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the United States or Mexico will be made except pursuant to an effective registration statement and by means of the prospectus included in such registration statement and the related materials filed with the SEC and the CNBV. The securities discussed herein will not be offered or acquired until the CNBV has authorized the proposed exchange offer, as provided for in the Mexican Securities Act (Ley del Mercado de Valores), and the SEC has declared effective the registration statement related to the proposed exchange offers that will be filed.

Certain Information Concerning Participants

Sempra Energy and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of tenders of securities in connection with the proposed exchange offer. Information about Sempra Energy’s directors and executive officers is included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 27, 2020.

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This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions with respect to the future, involve risks and uncertainties, and are not guarantees. Future results may differ materially from those expressed in the forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this press release. We assume no obligation to update or revise any forward-looking statement as a result of new information, future events or other factors.

Forward-looking statements in this press release include any statements regarding the ability to complete the proposed transactions described herein on the anticipated timeline or at all, the anticipated benefits of these transactions if completed, the projected impact of these transactions on Sempra Energy’s performance or opportunities, and any other statements regarding Sempra Energy’s expectations, beliefs, plans, objectives or prospects or future performance or financial condition as a result of or in connection with these transactions. In this press release, forward-looking statements can be identified by words such as “believes,” “expects,” “anticipates,” “plans,” “estimates,” “projects,” “forecasts,” “should,” “could,” “would,” “will,” “confident,” “may,” “can,” “potential,” “possible,” “proposed,” “target,” “pursue,” “outlook,” “maintain,” or similar expressions, or when we discuss our guidance, strategy, goals, vision, mission, opportunities, projections or intentions.

Factors, among others, that could cause our actual results and future actions to differ materially from those described in any forward-looking statements include risks and uncertainties relating to: the timing of the proposed transactions described herein; the ability to satisfy the conditions to closing these transactions; the ability to obtain regulatory approvals necessary to complete these transactions; the ability to identify a suitable partner for SIP and negotiate favorable terms for such partnership; the ability to achieve the anticipated benefits of these transactions; the effect of this communication on Sempra Energy’s or IEnova’s stock prices; transaction costs; the diversion of management time on transaction-related issues; the effects on these transactions of industry, market, economic, political or regulatory conditions outside of Sempra Energy’s control; the effects on these transactions of disruptions to Sempra Energy’s or IEnova’s respective businesses; California wildfires, including the risk that we may be found liable for damages regardless of fault and the risk that we may not be able to recover any such costs from insurance, the wildfire fund established by California Assembly Bill 1054 or in rates from customers; decisions, investigations, regulations, issuances of permits and other authorizations, renewals of franchises, and other actions by (i) the Comisión Federal de Electricidad, California Public Utilities Commission (CPUC), U.S. Department of Energy, Public Utility Commission of Texas, and other regulatory and governmental bodies and (ii) states, counties, cities and other jurisdictions in the U.S., Mexico and other countries in which we operate or do business; the success of business development efforts, construction projects and major acquisitions and divestitures, including risks in (i) the ability to make a final investment decision, (ii) completing construction projects on schedule and budget, (iii) the ability to realize anticipated benefits from any of these efforts once completed, and (iv) obtaining the consent of partners; the impact of the COVID-19 pandemic on our (i) ability to commence and complete capital and other projects and obtain regulatory approvals, (ii) supply chain and current and prospective counterparties, contractors, customers, employees and partners, (iii) liquidity, resulting from bill payment challenges experienced by our customers, including in connection with a CPUC-ordered suspension of service disconnections, decreased stability and accessibility of the capital markets and other factors, and (iv) ability to sustain operations and satisfy compliance requirements due to social distancing measures or if employee absenteeism were to increase significantly; the resolution of civil and criminal litigation, regulatory inquiries, investigations and proceedings, and arbitrations; actions by credit rating agencies to downgrade our credit ratings or to place those ratings on negative outlook and our ability to borrow at favorable interest rates; moves to reduce or eliminate reliance on natural gas and the impact of the extreme volatility of oil prices on our businesses and development projects; weather, natural disasters, accidents, equipment failures, computer system outages and other events that disrupt our operations, damage our facilities and systems, cause the release of harmful materials, cause fires and subject us to liability for property damage or personal injuries, fines and penalties, some of which may not be covered by insurance (including costs in excess of applicable policy limits), may be disputed by insurers or may otherwise not be recoverable through regulatory mechanisms or may impact our ability to obtain satisfactory levels of affordable insurance; the availability of electric power and natural gas and natural gas storage capacity, including disruptions caused by failures in the transmission grid, limitations on the withdrawal of natural gas from storage facilities, and equipment failures; cybersecurity threats to the energy grid, storage and pipeline infrastructure, the information and systems used to operate our businesses, and the confidentiality of our proprietary information and the personal information of our customers and employees; expropriation of assets, the failure of foreign governments and state-owned entities to honor the terms of contracts, and property disputes; the impact at San Diego Gas & Electric Company (SDG&E) on competitive customer rates and reliability due to the growth in distributed and local power generation, including from departing retail load resulting from customers transferring to Direct Access, Community Choice Aggregation or other forms of distributed or local power generation, and the risk of nonrecovery for stranded assets and contractual obligations; Oncor Electric Delivery Company LLC’s (Oncor) ability to eliminate or reduce its quarterly dividends due to regulatory and governance requirements and commitments, including by actions of Oncor’s independent directors or a minority member director; volatility in foreign currency exchange, interest and inflation rates and commodity prices and our ability to effectively hedge the risk of such volatility; changes in tax and trade policies, laws and regulations, including tariffs and revisions to or replacement of international trade agreements, such as the United States-Mexico-Canada Agreement, that may increase our costs or impair our ability to resolve trade disputes; and other uncertainties, some of which may be difficult to predict and are beyond our control.

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These risks and uncertainties are further discussed in the reports that Sempra Energy has filed with the U.S. Securities and Exchange Commission (SEC). These reports are available through the EDGAR system free-of-charge on the SEC’s website, www.sec.gov, and on the company’s website, www.sempra.com. Investors should not rely unduly on any forward-looking statements.

Sempra North American Infrastructure, Sempra LNG, Sempra Mexico, Sempra Texas Utilities, Oncor and Infraestructura Energética Nova, S.A.B. de C.V. (IEnova) are not the same companies as the California utilities, SDG&E or Southern California Gas Company, and Sempra North American Infrastructure, Sempra LNG, Sempra Mexico, Sempra Texas Utilities, Oncor and IEnova are not regulated by the CPUC.

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